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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

WILLIAMS CONTROLS, INC.
(Name of Subject Company (Issuer))

WILLIAMS CONTROLS, INC.
(Name of Filing Person, the Issuer)

Series A Preferred Stock, 7 1/2% Redeemable Convertible Series, $0.01 Par Value Per Share
(Title of Class of Securities)

969465103
(underlying common stock)
(CUSIP Number of Class of Securities)

Dennis Bunday
Chief Financial Officer
Williams Controls, Inc.
14100 SW 72nd Avenue
Portland, Oregon 97224
(503) 670-3307
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with a copy to:

Broady R.Hodder
Davis Wright Tremaine LLP
1300 SW 5th Avenue, Suite 2300
Portland, Oregon 97201
(503) 241-2300

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee
7,820,000	719.44

(1)
Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the exchange of all of the outstanding shares of Series A Preferred Stock, 7 1/2% Redeemable Convertible Series, $0.01 par value.

☐
Check the box if any part of the fee is offset as provided by Rule 011 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Form or Registration Number:	N/A
Filing Party:	N/A	Date Filed:	N/A
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third party tender offer subject to Rule 14d-1.
  ☒
  issuer tender offer subject to Rule 13e-4.
  ☐
  going private transaction subject to Rule 13e-3.
  ☐
  amendment to Schedule 13D under Rule 13d-2.
  ☐
  Check the box if the filing is a final amendment reporting the results of a tender offer..

INTRODUCTORY STATEMENT

        This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer by Williams Controls, Inc., a Delaware corporation (the "Company"), to exchange (the "Exchange Offer") one share of its Series A-1 Preferred Stock, Non-Redeemable Convertible Series, $0.01 par value ("Series A-1 Preferred"), for each outstanding share of its Series A Preferred Stock, 7 1/2% Redeemable Convertible Series, $0.01 par value ("Series A Preferred"), upon the terms and subject to the conditions contained in the Offering Memorandum dated June 10, 2002 (the "Offering Memorandum") and the related Letter of Transmittal, both of which are filed as exhibits to this Schedule TO. Up to an aggregate of 78,200 shares of Series A-1 Preferred may be issued in the Exchange Offer.

ITEM 1. SUMMARY TERM SHEET.

        The information set forth in the Offering Memorandum under the heading entitled "Summary of Terms of the Exchange Offer" is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

          (a)  through (c) The information set forth in the Offering Memorandum is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

          (a)  Williams Controls, Inc. is the filing person. Its business address is 14100 SW 72nd Avenue Portland Oregon 97224. Its telephone number is (503) 670-3307.

        The names of each member of the Company's Board of Directors and their respective business addresses are:

    Thomas W. Itin (Chairman)
    Ajay Sports, Inc.
    32751 Middlebelt Road
    Suite B
    Farmington Hills, MI 48334

    H. Samuel Greenwalt
    Standard Federal Bank
    2600 West Big Beaver
    Suite 200
    Troy, MI 48084

    Timothy S. Itin
    Thomas Weisel Partners, LLC
    One Montgomery Street
    Suite 3700
    San Francisco, CA 94104

    Douglas E. Hailey
    1171 Maggies Way
    Waterbury Center, VT 05677

    David S. Eberly
    GMA Capital
    32330 West 12 Mile Road
    Farmington Hills, MI 48334

    Gary P. Arnold
    13940 Atlanta National Drive
    Alpharetta, GA 30004

        The names and titles of each of the Company's executive officers and their respective business addresses are:

Thomas K. Ziegler Williams Controls, Inc. 433 Plaza Real Suite 275 Boca Raton, Florida 33432	President and Chief Executive Officer
Dennis E. Bunday Williams Controls, Inc. 14100 SW 72nd Avenue Portland, Oregon 97224	Chief Financial Officer

ITEM 4. TERMS OF THE TRANSACTION.

        The rights, preferences, privileges, restrictions and limitations of the shares of Series A-1 Preferred are included in the form of Certificate of Designation for the Series A-1 Convertible Preferred Stock contained in Annex A of the Offering Memorandum and are incorporated herein by reference.

        (a)  (1)(i) The information set forth in the Offering Memorandum under the headings entitled "Summary of Terms of the Exchange Offer" and "The Exchange Offer" is incorporated herein by reference.

        (ii)  The information set forth in the Offering Memorandum under the headings entitled "Summary of Terms of the Exchange Offer" and "The Exchange Offer" is incorporated herein by reference.

        (iii)  The information set forth in the Offering Memorandum under the headings entitled "Summary of Terms of the Exchange Offer" and "The Exchange Offer" is incorporated herein by reference.

        (iv)  Not applicable.

        (v)  through (viii) The information set forth in the Offering Memorandum under the headings entitled "Summary of Terms of the Exchange Offer" and "The Exchange Offer" is incorporated herein by reference.

        (ix)  Not applicable.

        (x)  through (xi) The information set forth in the Offering Memorandum under the headings entitled "Summary of Terms of the Exchange Offer" and "The Exchange Offer" is incorporated herein by reference.

        (xii) The information set forth in the Offering Memorandum under the heading entitled "Certain Federal Income Tax Considerations" is incorporated herein by reference.

        (2)  Not applicable.

        (b)  The Company will offer the exchange of shares of Series A-1 Preferred for Series A Preferred to any director, officer or affiliate of the Company owning such shares as part of the Exchange Offer. The terms of such exchanges will be the same as for all other holders of Series A Preferred.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS, AND AGREEMENTS.

        (e)  The purchasers of Series A Preferred have certain registration rights under that certain Preferred Stock Placement Agreement, dated April 17, 1998 contained in Exhibit 12(d)(ii) of this Schedule TO.

        The Company has outstanding 12% Secured Subordinated Debentures in the original principal amount of $5,000,000. These debentures may be converted into the Company's common stock upon certain terms and conditions.

        Each of the holders of the Company's 12% Secured Subordinated Debentures received a warrant to purchase shares if common stock of the Company at an initial exercise price of $1.375, subject to adjustment.

        The holders of the Company's 12% Secured Subordinated Debentures are parties to that certain Intercreditor Agreement dated February 13, 2001 contained in Exhibit 12(d)(v) of this Schedule TO. This agreement governs the rights and oblgations of the holders as they relate to the Company.

        The information set forth in the Offering Memorandum under the headings entitled "Summary of Terms of the Exchange Offer," "The Exchange Offer," the Annual Report of the Company on Form 10-K (File No. 0-18083) for its fiscal year ending September 30, 2001 (the "Form 10-K"), the Company's Current Reports on Form 8-K filed with the SEC on November 29, 2001, February 11, 2002 and May 8, 2002 and the Company's Quarterly Reports on Form 10-Q as filed with the SEC for the quarter ended December 31, 2001 and the quarter ended March 31, 2002, as amended (collectively, the "Form 10-Qs"); are incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTIONS AND PLANS OR PROPOSALS.

        (a)  and (b) The information set forth in the Offering Memorandum under the headings entitled "Summary of Terms of the Exchange Offer" and "The Exchange Offer" is incorporated herein by reference.

        (c)  (1) and (2) In connection with the Company's business strategy, the Company continually reviews strategic options or proposals relating to mergers, consolidations and acquisition opportunities involving the Company and its subsidiaries and their respective assets.

        (c)  (3) The information set forth in the Offering Memorandum under the headings entitled "Summary of Terms of the Exchange Offer" and "The Exchange Offer" is incorporated herein by reference.

        (c)  (4) The information set forth in the Offering Memorandum under the heading "Major Terms and Conditions of Sale of Series B Shares" is incorporated herein by reference.

        (c)  (5) through (8) Not Applicable.

        (c)  (9) The information set forth in the Offering Memorandum under the heading "Major Terms and Conditions of Sale of Series B Shares" is incorporated herein by reference.

        (c)  (10) Not applicable.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        (a)  The information set forth in the Offering Memorandum under the headings entitled "Summary of Terms of the Exchange Offer" and "The Exchange Offer" is incorporated herein by reference.

        (b)  Not applicable.

        (d)  Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        (a)  and (b). The information set forth in the Offering Memorandum under the heading entitled "Additional Information Pertaining to the Exchange Offer and Proxy Solicitation" is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

        (a)  The information set forth in the Offering Memorandum under the heading entitled "The Exchange Offer" is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

        (a)  (1) The information set forth in Item 8, pages 20 through 58, of the Company's Form 10-K, and the information in the Offering Memorandum under the heading entitled "Financial Information—Historical Financial Information" is incorporated herein by reference.

          (2)  The information set forth in Part I, on pages 1 through 11, of the Company's quarterly reports on Form 10-Q for the fiscal quarter ended March 31, 2002 and the information in the Offering Memorandum under the heading entitled "Financial Information—Historical Financial Information" is incorporated herein by reference.

          (3)  The information set forth in the Offering Memorandum under the heading entitled "Financial Information—Historical Financial Information" is incorporated herein by reference.

          (4)  The information set forth in the Offering Memorandum under the heading entitled "Financial Information—Historical Financial Information" is incorporated herein by reference.

        (b)  (1) The information set forth in the Offering Memorandum under the heading entitled "Financial Information—Pro Forma Financial Information" and on Annex C to the Offering Memorandum is incorporated herein by reference.

          (2)  The information set forth in the Offering Memorandum under the heading entitled "Financial Information—Pro Forma Financial Information" to the Offering Memorandum is incorporated herein by reference.

          (3)  The information set forth in the Offering Memorandum under the heading entitled "Financial Information—Pro Forma Financial Information" to the Offering Memorandum is incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION.

        (a)  (1) The information set forth in the Offering Memorandum under the headings entitled "Additional Information Pertaining to the Exchange Offer and Proxy Solicitation" and "The Exchange Offer," the Company's Form 10-K, the Company's Current Reports on Form 8-K filed with the SEC on November 29, 2001, February 11, 2002 and May 8, 2002 and the Company's Form 10-Qs are incorporated herein by reference.

        (2)  Not applicable.

        (3)  Not applicable.

        (4)  Not applicable.

        (5)  None.

        (b)  None.

ITEM 12. EXHIBITS.

(a)(1)(i)	Offering Memorandum dated June 10, 2002
(a)(1)(ii)	Form of Letter of Transmittal
(a)(1)(iii)	Form of Proxy
(a)(1)(iv)	Cover Letter to Offering Memorandum
(a)(1)(v)	Notice of Shareholder's Meeting dated May 31, 2002
(a)(2)	Not applicable
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	None.
(b)	Not applicable.
(d)(i)	Series B Preferred Stock Purchase Agreement, dated May 31, 2002.
(ii)	Preferred Stock Placement Agreement, dated April 17, 1998.
(iii)	Form of 12% Secured Subordinated Debentures
(iv)	Form of warrant
(v)	Intercreditor Agreement, dated February 13, 2001
(g)	None.
(h)	None.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

        Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ DENNIS BUNDAY Dennis Bunday Chief Financial Officer

Dated: June 10, 2002

EXHIBIT INDEX

Exhibit No.	Description
12(a)(1)(i)	Offering Memorandum dated June 10, 2002
12(a)(1)(ii)	Form of Letter of Transmittal
12(a)(1)(iii)	Form of Proxy
12(a)(1)(iv)	Cover letter to Offering Memorandum
12(a)(1)(v)	Notice of Shareholder's Meeting dated May 31, 2002
12(d)(i)	Series B Preferred Stock Purchase Agreement, dated May 31, 2002.
12(d)(ii)	Preferred Stock Placement Agreement, dated April 17, 1998.
12(d)(iii)	Form of 12% Secured Subordinated Debentures
12(d)(iv)	Form of warrant
12(d)(v)	Intercreditor Agreement, dated February 13, 2001

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INTRODUCTORY STATEMENT
SIGNATURE
EXHIBIT INDEX